Exhibit 21.1

Subsidiaries

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization

Idenix (Massachusetts) Inc.	Massachusetts
Idenix (Cayman) Limited	Cayman Islands
Idenix SARL*	France

*	Wholly-owned by Idenix (Cayman) Limited